UBS AG Postfach CH-8098 Zürich Tel. +41-44-234 11 11
www.ubs.com
Via EDGAR and fax
Ms. Jessica Barberich
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
January 7, 2010
UBS AG
Form 20-F for the fiscal year ended December 31, 2008
Filed March 11, 2009
File Number 001-15060
Dear Ms. Barberich:
We are pleased to submit our responses to the additional comments dated December 2, 2009 (the “Additional Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”) of UBS AG (“UBS” or the “Company”). For your convenience, we have set out the text of each comment contained in the Additional Comments, followed by our response.
Comment 1
Form 20-F for the year ended December 31, 2008
Sale of assets to a third-party fund controlled by the Swiss National Bank (SNB), page 358
We have reviewed your response to our prior comment 12, and note that you believe the assets sold to the fund owned and controlled by the Swiss National Bank met the criteria for derecognition in paragraphs AG42-AG44 of IAS 39, since the call option, put option and contingent share issue are not directly linked to the underlying assets. We note, however, that the call option, put option and contingent share issue are directly linked to either the fund or the SNB’s loan to the fund which is secured by the assets of the fund and that the fund is a special purpose vehicle that was set up for the sole purpose of acquiring these assets from your company; it appears that although the form of the related agreements is not directly linked to the underlying assets, the substance of the agreements does link them to the assets. Please explain. Furthermore as stated in paragraph AG43 of IAS 39, “The critical question is what the transferee is able to do in practice, not what contractual rights the transferee has concerning what it can do with the transferred asset or what contractual prohibitions exist.” Given the lack of an active market for the transferred assets, please discuss further how you determined that the transferee would, in practice, be able to dispose of the transferred assets to a third party without attaching similar options or ‘strings’ to the transfer. Also, you stated in your response that other peers of your company sold similar assets to specialized investment funds in 2008; please tell us the conditions of these sales, if known.

UBS AG Form 20-F for the fiscal year ended December 31, 2008 Filed March 11, 2009 File Number 001-15060 January 7, 2010 Page 2 of 4
This response should be read in conjunction with our October 23, 2009 response (the Response) to comment 12 of the Commission’s comment letter dated September 23, 2009. As noted in the Response, UBS must consider whether we have retained control of the transferred financial assets (refer to Step 8 of the Response). The call option, put option and contingent share issue do not provide a basis to impose constraints on the Fund’s sales of assets to unrelated third parties nor necessitate that the Fund write similar types of arrangements in connection with such sales. They neither require delivery of the transferred financial assets back to UBS in the event of their exercise nor expose UBS to subsequent changes in the fair value of the transferred assets once sold by the Fund. Further information on each instrument follows:
Call option:
The call option gives UBS the right to purchase Fund equity. As per the Response, it provides UBS with a mechanism to participate in the upside returns realized from the Fund’s activities. Further, we note that the Fund’s returns are not simply a function of the transferred assets but include Fund expenses and financing costs, for example, interest expense incurred on the loan provided by the SNB to the Fund (at a rate of LIBOR plus 250 basis points). The call option does not restrain the Fund from selling the transferred assets in any way and does not require the Fund to demand that third party purchasers enter into similar arrangements and does not provide UBS with the right to require the Fund to deliver transferred assets back to it.
Paragraphs AG42, AG43(b)(ii) and AG51(h) all discuss call options that require the transferred assets to be delivered to the transferor upon exercise and thus those cases do not apply to our set of facts. Another key difference between our call option and the call options discussed in those paragraphs is that such options would continue to expose the holder to the risks and rewards of the transferred asset after it had been subsequently sold by the transferee to a third party (that is why they create ‘strings’ as discussed in AG43(b)(ii)). Under the structure of the transaction between UBS and the Fund, in contrast, UBS loses even its indirect, partial exposure to the risks and rewards of the assets upon their sale by the Fund to a third party. This is because the call option relates, as explained, to the equity of the Fund and not to the underlying assets. Neither the call option nor any other aspect of the contractual relationship between the parties imposes restrictions on sale that would require the Fund to attach similar options or strings on sales to third parties.
Put option:
In the event of a change in control, the put option gives the SNB the right but not the obligation to request that UBS purchase the SNB’s loan to the fund and 100 percent of its equity. This option provides the SNB the opportunity to disengage itself from the Fund in the event that UBS experiences a change in control event. Like the call option, it does not relate to the underlying assets themselves. That is, the assets transferred by UBS to the Fund can be freely sold by the Fund because the Fund is under no obligation to return sold assets to UBS in the event of a change in control; additionally, notwithstanding the put option, UBS ceases to be even indirectly, partially exposed to the risks and rewards of the underlying assets upon their sale by the Fund to third parties. Neither the put option nor any other aspect of the contractual relationship between the parties imposes any restrictions on the sale of transferred assets that would require the Fund to attach similar options or strings on sales to third parties.

UBS AG Form 20-F for the fiscal year ended December 31, 2008 Filed March 11, 2009 File Number 001-15060 January 7, 2010 Page 3 of 4
Contingent share issue:
The contingent share issue will be made in the event that the SNB incurs a loss on its loan to the Fund. The contingent share issue does not require physical delivery of the transferred assets back to UBS. Further, transferred assets once sold by the Fund do not impact the value of the loan or the value of the contingent share issue. The contingent share issue likewise does not impose restrictions on sale that would require the Fund to attach similar options or strings on sales to third parties.
In conclusion, the call option, put option and contingent share issue do not impose restrictions on subsequent sales by the Fund either contractually or in practice. As noted above, the Fund has control over the assets because it has (i) the unilateral ability to dispose of its assets independently of the actions of UBS or any other party, and (ii) the ability to sell its assets into the market free of any conditions. The call option does give UBS the right to acquire the Fund’s equity after the Fund has fully repaid the SNB loan but the composition of the assets that the Fund holds at such time is not subject to any restrictions and may for example consist entirely of cash. The Fund’s unrestricted freedom to sell its assets, and its practical ability to do so, is further evidenced by the fact that the Fund has sold, without imposing restrictions or strings, individual transferred assets from a broad range of asset classes during 2009 for proceeds of approximately USD 1.4 billion. Also, the Fund is able to risk-manage its assets independent of UBS’s interests, including, but not limited to, the purchase of hedges, and may do this in a manner that might prejudice UBS’s interests under the call option.
In addition to the above comments, we note that the SNB consolidates the Fund in its financial statements and has recognized the Fund’s assets on its balance sheet. In our view, this further supports our assessment that de-recognition of the assets transferred to the Fund is the correct accounting for this transaction.
In respect of sales of similar assets to specialized investment funds made by peers of UBS in 2008, we do not know the precise terms and conditions at which these sales were executed.
Comment 2
Form 6-K filed November 3, 2009
Note 18 Goodwill Impairment, page 80
We note your disclosures regarding goodwill in your Form 20-F for the year ended December 31, 2008 (on page 247 of your Annual Report and in Note 16) and your Quarterly Report 3Q09 (in Note 18) which is included in your Form 6-K filed November 3, 2009. If the recoverable amount of any cash-generating unit is not substantially in excess of its carrying value, please tell us (as of December 31, 2008 and September 30, 2009) and in future filings disclose the percentage by which the recoverable amount exceeded the carrying value as of the date of the most recent test. Please also consider expanding your disclosure of the key assumptions used in your valuation models and provide us with your proposed disclosure.
At December 31, 2008 and at September 30, 2009 the fair value of each of the cash-generating units that carried goodwill exceeded their carrying value by more than 30%. We believe that a fair value of 1.3 times the carrying value meets the criteria of “substantially in excess of its carrying value”. In future filings, we will provide the disclosures required by IAS 36 paragraph 134(f) if a reasonably possible change in a key assumption would cause the fair value of one of our cash generating units to fall below its carrying value.

UBS AG Form 20-F for the fiscal year ended December 31, 2008 Filed March 11, 2009 File Number 001-15060 January 7, 2010 Page 4 of 4
In future filings, we will expand our disclosures of key assumptions to provide information on the long-term growth rates assumed in our cash flow projections beyond the five years covered by our business plan and the assumed return on equity. The discount rates for each of the cash generating units disclosed in our filings reflect the cost of equity. We expect to provide this additional information in a tabular format complemented by text disclosure where necessary to provide context.
We believe that our responses above appropriately address your comments. Should you have further comments or wish to discuss these matters in greater detail, please contact William Widdowson, Head Group Controlling and Accounting, at 011-41-1-234-5565, or Dieter Meyer, Head of Group Accounting Policy & Valuation, at 011-41-1-236-8257.

UBS AG

/s/ John Cryan	/s/ William Widdowson

John Cryan	William Widdowson
Group Chief Financial Officer	Head Group Controlling & Accounting